                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13G
                                 (RULE 13D-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                  PURSUANT TO RULES 13d-1(b), (c), and (d) and
                  AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                                  LAFARGE S.A.
                                (Name of Issuer)

                    Ordinary Shares, par value E4 per share
                           (Title Class of Securities)

                                   505861401*
                                 (CUSIP Number)

                                  May 16, 2006
             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
                               Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

*    This CUSIP number relates to American Depositary Shares.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of -the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                         (Continued on following pages.)


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CUSIP NO. 505861401*                  13G/A

*    This CUSIP number relates to American Depositary Shares.

--------------------------------------------------------------------------------
1    Name of Reporting Person:
     GROUPE BRUXELLES LAMBERT

     I.R.S. Identification No. of Above Person (Entities Only):
     00-0000000
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC Use Only

--------------------------------------------------------------------------------
4    Citizenship or Place of Organization
     BELGIUM
--------------------------------------------------------------------------------
   Number of   5    Sole Voting Power: 17,900,000 (1)
     Shares    -----------------------------------------------------------------
  Beneficially 6    Shared Voting Power: -0-
    Owned By   -----------------------------------------------------------------
      Each     7    Sole Dispositive Power: 17,900,000 (1)
   Reporting   -----------------------------------------------------------------
  Person With  8    Shared Dispositive Power: -0-
--------------------------------------------------------------------------------
9    Aggregate Amount Beneficially Owned by Each Reporting Person:
     17,900,000 (1)
--------------------------------------------------------------------------------
10   Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares    [ ]
--------------------------------------------------------------------------------
11   Percent of Class Represented by Amount in Row (9):
     10.17%; PERCENT OF VOTING RIGHTS: 10.01% (1)(2)(3)
--------------------------------------------------------------------------------
12   Type of Reporting Person:
     CO
--------------------------------------------------------------------------------


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                                  SCHEDULE 13G

ITEM 1(A). NAME OF ISSUER:

          Lafarge S.A.

ITEM 1(B). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

          61, rue des Belles Feuilles, 75116 Paris, France

ITEM 2.

     (A). NAME OF PERSON FILING:

          Groupe Bruxelles Lambert

     (B). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

          24 avenue Marnix, 1000 Brussels, Belgium

     (C). CITIZENSHIP: Belgium

     (D). TITLE OF CLASS OF SECURITIES:

          Ordinary Shares, par value E4 per share, represented by American Depositary Shares

     (E). CUSIP NUMBER: 505861401 (CUSIP Number relates to American Depositary Shares.)

ITEM 3.   IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B) OR
          (C), CHECK WHETHER THE PERSON FILING IS A:

          (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act;

          (b)  [ ]  Bank as defined in Section 3(a)(6) of the Exchange Act;

          (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Exchange Act;

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act;

          (e)  [ ]  An investment adviser in accordance with Rule
                    13d-1(b)(1)(ii)(E);

          (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F),

          (g) [ ] A parent holding company or control person, in accordance with Rule 13d-1(b)(1)(ii)(G);

          (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

          (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

          (j)  [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


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ITEM 4.   OWNERSHIP.

     The filing of this statement should not be construed as an admission by any person that such person is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this statement, other than the securities set forth opposite such person's name in Items 4 (a) and (c) below.

     (a)  Amount beneficially owned:

          Groupe Bruxelles Lambert 17,900,000 (1)

     (b)  Percent of class:

          Groupe Bruxelles Lambert 10.17%; percent of voting rights: 10.01% (1)
          (2) (3)

     (c)  Number of shares as to which such person has:

          (i)  Sole power to vote or to direct the vote:

               Groupe Bruxelles Lambert 17,900,000 (1)

          (ii) Shared power to vote or to direct the vote:

               Groupe Bruxelles Lambert -0-

          (iii) Sole power to dispose or to direct the disposition of:

               Groupe Bruxelles Lambert 17,900,000 (1)

          (iv) Shared power to dispose or to direct the disposition of:

               Groupe Bruxelles Lambert -0-

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          Not applicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          Please see Note (1) and attached Exhibit A.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

          Not applicable.


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ITEM 10.  CERTIFICATION.

          By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                     [SIGNATURE APPEARS ON FOLLOWING PAGE.]


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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 23, 2006

                                        GROUPE BRUXELLES LAMBERT


                                        By: /s/ Ann Opsomer
                                            ------------------------------------
                                        Name: Ann Opsomer
                                        Title: Head of Legal and Tax Department


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                                      NOTES

(1) This Amendment No. 1 (the "Amendment") to the Statement on Schedule 13G filed by Groupe Bruxelles Lambert ("GBL") on February 3, 2006, is being filed pursuant to Rule 13d-2(d) to disclose that GBL has acquired greater than 10 percent of the outstanding Ordinary Shares of Lafarge S.A. (the "Company"). As of May 16, 2006, GBL owned 17,822,324 ordinary shares of the Company, representing 10.13% of the outstanding capital and 9.96% of the voting rights. As of May 17, 2006, GBL owned 17,900,000 ordinary shares of the Company, representing 10.17% of the outstanding capital and 10.01% of the voting rights.

     GBL is a corporation organized under the laws of Belgium, and is a holding company which holds a limited number of investments in leading companies. The principal business address of GBL is 24 avenue Marnix, 1000 Brussels, Belgium.

     As a result of direct and indirect securities holdings, Mr. Paul G. Desmarais and Baron Frere may be deemed to control GBL. Mr. Paul G. Desmarais, a citizen of Canada, has his principal business address at 751 Square Victoria, Montreal (Quebec), Canada H2Y 2J3. Baron Frere, a citizen of Belgium, has his principal business address at 12, rue de la Blanche Borne, 6280 Gerpinnes, Belgium. Exhibit A attached hereto identifies additional persons through whom Mr. Paul G. Desmarais and Baron Frere may be deemed to control GBL. The filing of this Amendment, including the exhibits, shall not be construed as an admission that any of the control relationships enumerated herein actually exist.

(2) GBL beneficially owns 17,900,000 Ordinary Shares of the Company. Based on the number of the Company's shares reported as outstanding by the Company in recent public filings (175,985,303 as of January 23, 2006), as of May 17, 2006, GBL beneficially owns approximately 10.17% of the Company's shares as calculated pursuant to Rule 13d-3(d)(1)(i). Through the mechanism of double voting rights attached to certain of the Company's shares held by other shareholders, as of May 17, 2006, GBL has voting rights equivalent to approximately 10.01% of the Company's voting rights (based upon a total of 178,897,539 existing voting rights as of January 23, 2006).

(3) Calculated based on the number of the shares outstanding disclosed by the Company in its January 23, 2006, Notice No. 2006-197 published on the Euronext Paris website. As of January 23, 2006, there were 175,985,303 issued and outstanding shares of the Company, representing 178,897,539 voting rights.


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